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12012558

UNITED STATES
..ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 29 2012
Washington DC
123

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66727

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Nico Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 W. Adams Suite 1500
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Janet De La Fuente — 312-253-8000 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPAs, P.C.
(Name - if individual, state last, first, middle name)

141 W. Jackson Blvd. Suite 3100	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Filed as PUBLIC information Pursuant to Rule 17a-5(e) Under the Securities Exchange Act of 1934

OATH OR AFFIRMATION

I, Peter Meyer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Nico Securities, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
DONNA M DUGDALE
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:11/10/13

Signature

Managing Member
Title

Notary Public

This report **contains (check all applicable boxes):

[x] (a) Facing page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Changes in Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (g) Computation of Net Capital.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x]| (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath of Affirmation.
[x (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Nico Securities, LLC

(an Illinois Limited Liability Company)

Statement of Financial Condition
And Report of Independent Auditor
December 31, 2011

Filed as PUBLIC information Pursuant to Rule 17a-5(e) Under the Securities Exchange Act of 1934

Nico Securities, LLC
(an Illinois Limited Liability Company)
Index
December 31, 2011

Page(s)

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 3100
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

Independent Auditor's Report

To the Member of Nico Securities, LLC:

We have audited the accompanying statement of financial condition of Nico Securities, LLC (the "Company") as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the statement of financial condition.

Robert Cooper & Company CPA's PC
February 23, 2012

Nico Securities, LLC
(an Illinois Limited Liability Company)
Statement of Financial Condition
For the Year Ended December 31, 2011

Assets		
Cash and cash equivalents	$	28,866
Due from clearing firm		17,175,168
Marketable securities		43,881,469
Open trade equity		126,878
Prepaid expenses		13,898
Investment in preferred stock		10,000
Total assets	$	61,236,279
Liabilities		
Securities sold, not yet purchased at fair value:		
Equity securities	$	14,761,331
Index options		44,527,324
Accrued expenses		32,128
Accrued execution fees		53,822
Intercompany payable		242,322
Total liabilities	$	59,616,927
Member's equity		1,619,352
Total liabilities and member's equity	$	61,236,279

1. Organization

Nico Securities, LLC (the "Company"), an Illinois limited liability company was formed on October 22, 2004. Nico Holdings LLC ("Nico Holdings") is the sole member of the Company. The business of the Company is to engage in the speculative trading of index options, futures and options thereon, for its own account on organized exchanges in the United States of America. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Chicago Board Options Exchange ("CBOE"). The Company is exempt from certain filing requirements under Rule 15c3-1(a)(6) of the SEC, since the Company does not trade on behalf of customers, effects transactions only with other broker-dealers, does not effect transactions in unlisted options and clears and carries its trading accounts with a registered clearing partner.

2. Significant Accounting Policies

The financial statements are prepared on a basis consistent with accounting principles generally accepted in United States of America. The following is a summary of significant accounting policies:

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers as cash equivalents all highly liquid short-term investments that are readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates (generally investments with original maturity of three months or less).

FASB Accounting Standard Updates
In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. ASU 2010-06 establishes new disclosures on the transfers of assets and liabilities between Level 1 (quoted prices in active market for identical assets or liabilities) and Level 2 (significant other observable inputs) of the fair value measurement hierarchy, including the reasons and the timing of the transfers. ASU 2010-06 also establishes a roll forward of activities on purchases, sales, issuance, and settlements for the assets and liabilities measure using significant unobservable inputs (Level 3 fair value measurements). The Company has adopted ASU 2010-06 effective January 1, 2011. There were no transfers between levels during 2011.

In February 2010, the FASB issued Accounting Standard Update 2010-09 ("ASU"), which contains amendments to certain recognition and disclosure requirements of ASC 855, Subsequent Events. The ASU amends ASC 855 to indicate that the period through which subsequent events are evaluated is based on whether an entity is (1) an SEC filer or a conduit debt obligor or (2) another entity. If an entity is either an SEC filer or a conduit debt obligor, the ASU requires it to evaluate subsequent events through the date on which the financial statements are issued. All other entities are required to evaluate subsequent events through the date their financial statements are available to be issued. This evaluation may require significant judgment, and an entity's determination is an accounting policy election, that, once made, should be applied consistently. This statement is effective for the Company in 2011.

3. Clearing Agreement

The Company has a joint back office ("JBO") clearing agreement with ABN-AMRO Clearing Chicago LLC ("ABN"). The agreement allows JBO participants to receive favorable margin treatment as compared to a regular customer. As part of the agreement, the Company has invested $10,000 in a preferred interest in ABN. The Company's interest in ABN is reflected as investment in preferred stock on the statement of financial condition. Under the rules of the CBOE, the Company is required to maintain a minimum net liquidity trading value of $1,000,000 at ABN, exclusive of the preferred stock value of $10,000. ABN requires the Company to maintain an additional $500,000, for a total net liquidity trading value of $1,500,000.

4. Fair Value Measurements

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or a liability the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company valued their liquid assets and liabilities on the Level 1 inputs for quoted prices in active markets.

The Company did not value any assets at Level 2 or Level 3. The following is a summary of their fair value.

Assets at Fair Value:	**Level 1**
Cash	$ 28,866
Due from clearing firm	17,175,168
Marketable securities	43,881,469
Open trade equity	126,878
Total at fair value	$ 61,212,381

Liabilities at Fair Value:	**Level 1**
Securities sold, not yet purchased at fair value, equity securities	$ 14,761,331
Securities sold, not yet purchased at fair value, index options	44,527,324
Total at fair value	$ 59,288,655

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2011, the Company had net capital of $1,090,042, which was $990,042 in excess of its required net capital.

6. Derivative Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Derivatives used for economic hedging purposes include futures and options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as trading revenues. The Company does not engage in activity in swaps or the forward market.

ASC 815, Accounting for Derivative Instruments and Hedging Activities, requires disclosures about the amounts, nature, terms and fair values of derivative financial instruments. ASC 815 also requires that a distinction be made between financial instruments held or issued for trading purposes and financial instruments held or issued for purposes other than trading.

The Company invests in exchange-traded options for speculative purposes. These contracts are marked to market daily and involve elements of market and credit risk. The Company's contracts are all exchange-traded, whereas the Options Clearing Corporation (the "OCC") and the Chicago Mercantile Exchange (the "CME") act as the counterparties of the specific transactions and, therefore, bear the risk of delivery to and from the counterparties.

The Company does not apply hedge accounting as defined in ASC 815, Accounting for Derivative Instruments and Hedging Activities, as all financial instruments are marked to market with changes in fair values reflected in the statement of income.

Fair value of options contracts are recorded in marketable securities or securities sold, not yet purchased at fair value, index options, as appropriate.

Premiums and unrealized gains and losses for written and purchased option contracts are recognized gross in the statement of financial condition.

7. Financial Instruments Held or Issued for Trading Purposes

Derivative financial instruments used for trading purposes including economic hedges of trading instruments, are carried at fair value. Fair value for exchange-traded instruments, principally futures and certain options, are based on quoted market prices. The Company trades in exchange-traded equity indexes and index options.

The following amounts disclosed represent the market or fair value of derivative financial instruments at December 31, 2011, and the average market or fair value calculated based upon month-end amounts, during the year for those instruments:

	Asset FMV	Liability FMV	Asset Average FMV	Liability Average FMV
Marketable securities	$43,881,469	$ -	$25,920,050	$ -
Open trade equity	126,878	-	-	787,792
Securities sold, not yet purchased at fair value, equity securities	-	14,761,331	-	2,337,946
Securities sold, not yet purchased at fair value, index options	-	44,527,324	-	24,682,224

8. Due from Clearing Firm

The amount due from clearing firm is primarily from the purchase of futures and index options. The Company clears all transactions through ABN, pursuant to a clearing agreement.

At December 31, 2011, substantially all assets of the Company are deposited with the clearing firm.

9. Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the OCC and the CME, who guarantee the transactions. Management does not consider this credit risk to be significant.

10. Guarantees

ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (security or commodity price, an index) related to an asset, liability or equity security of a guaranteed party. ASC 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Derivative Contracts
Certain derivative contracts that the Company may enter into meet the accounting definition of a guarantee under ASC 460.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies.

Exchange Member Guarantees
The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general, the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

11. Commitments and Contingencies

The Company has no long-term agreements, which would require expenditures in future periods.

12. Preferred Stock

The Company owns preferred stock in ABN. The stock is unmarketable and is carried at cost, which is its approximate fair value.

13. Related Party

The Company is a wholly-owned subsidiary of Nico Holdings, which is a proprietary trading firm that trades primarily in the futures markets. Nico Holdings provides operational and administrative support to the Company. The Company is charged an expense accordingly for the associated support. The intercompany payable at December 31, 2011 was $242,322.

14. Subsequent Events

Management has evaluated subsequent events through February 23, 2012, the date the financial statements were issued. There were no subsequent events.